Filed by Popular, Inc. Pursuant to Rule 425 Under the Securities Act of 1933
Subject Company: Popular, Inc.
Commission File No.: 000-13818
2Q 2009 Results & Strategic Update July 21, 2009

Forward Looking Statements This presentation contains forward looking statements. The following factors among others could cause the results of the exchange offer to differ materially: the rate of declining growth in the economy and employment levels, as well as general business and economic conditions; changes in interest rates, as well as the magnitude of such changes; the fiscal and monetary policies of the federal government and its agencies; changes in federal bank regulatory and supervisory policies, including required levels of capital; the relative strength or weakness of the consumer and commercial credit sectors and of the real estate markets in Puerto Rico and the other markets in which borrowers are located; the performance of the stock and bond markets; competition in the financial services industry; possible legislative, tax or regulatory changes; and difficulties in combining the operations of acquired entities.

Financial Results

Financial Results 2Q 2009 v. 1Q 2009 Variances Key Points Higher provision by $76mm at BPNA, $74mm at BPPR and $10mm at E-LOAN + - Lower non-interest income due to lower volume and yield of loans related to; slower lending activity, increase in non performing loans and exit of several lines of business in the U.S., partially offset by lower cost of borrowed money and interest bearing deposits Higher gain on sale of securities due to $52mm gains on sale compared to $28mm gain on sale of securities - Lower gain on sale of securities due to $183mm gain on sale of investment securities in 1Q v. $52mm gain on sale in 2Q - - Higher operating expenses mainly FDIC ($27mm) 2Q 2009 v. 2Q 2008 Net loss of $183.2 million v. net loss of $52.5 million Net loss of $183.2 million v. net income of $24.3 million Higher taxes due to income tax refund received in Q1 2009 (IRS) -

Financial Results By Segment Comments: BPNA Q2 09 results were driven primarily by a loan loss provision of $168mm, compared with a provision of $221.2mm in Q1 and a provision of $81.4mm in Q2 2008 PFH is a discontinued operation BPPR Q1 results include gain on sale of securities of $183mm; and Q2 results include $52mm gain

Credit Update - General Trends In millions 2Q 2009 1Q 2009 2Q 2008 Provision for loan losses $349.4 $372.5 $189.2 Net Charge Offs $260.3 $198.2 $113.1 Non-Performing Loans $1,978 $1,404 $883 Allowance for Loan Losses $1,146 $1,057 $653 1,404 1,978 Q1 09 Q2 09 Commercial 525 686 Construction 435 767 Mortgage 353 442 Consumer & Leases 91 83

New Business Focus

Integration: U.S. and Puerto Rico operations are now under one management team Popular Inc. EVERTEC BPPR PNA Pop. Mortgage Pop. Securities Pop. Insurance Pop. Auto EVERTEC LA Contado BPNA PFH E-LOAN Individual Credit, Retail (US) People EVERTEC Risk Management Commercial Banking Admin Financial and Insurance Services Retail (PR), Operations Popular Inc. .... to one management team focused on achieving synergies and efficiencies through integration From three separated businesses*... *Most support units reporting within each business.

Actions to mitigate credit costs Headcount reductions in continuing operations from 10,991 FTEs as of March 31, 2008 to 10,080 as of March 31, 2009 Reduction between 5% to 10% in base salary of executive officers and certain other officers of the Corporation Freeze of the retirement plan of Banco Popular de Puerto Rico Suspended matching contributions on U.S. and P.R. contributory savings plans Reduction in number of branches both in P.R. and the U.S. Shutting down, selling or downsizing lending businesses in U.S. that do not generate deposits or fee income Focused on branch-based banking and relationship lending within consolidated branch footprint Loss-mitigation measures implemented Substantially increased resources at commercial & construction divisions for credit management Revised credit standards, adjusted underwriting criteria and reduced risk exposures Enhanced collection tools and strategies to mitigate losses focusing on early detection Modified $110 million in non-conventional mortgages (as of Q1 2009) Consolidated P.R. consumer- finance operations into retail business

Actions to reduce costs Headcount reductions in continuing operations from 10,991 FTEs as of March 31, 2008 to 10,080 as of March 31, 2009 Reduction between 5% to 10% in base salary of executive officers and certain other officers of the Corporation Freeze of the retirement plan of Banco Popular de Puerto Rico Suspended matching contributions on U.S. and P.R. contributory savings plans Reduction in number of branches both in P.R. and the U.S. Cost-saving measures in place Headcount reductions in continuing operations from 10,991 FTEs as of March 31, 2008 to 10,080 as of March 31, 2009 Reduction between 5% to 10% in base salary of executive officers and certain other officers Freeze of the retirement plan of Banco Popular de Puerto Rico Suspended matching contributions on U.S. and P.R. contributory savings plans Reduction in number of branches both in P.R. and U.S.

Capital

Capital Update Minimum "Well Capitalized" Popular Inc. as of 6/30/2009 Guideline The exchange offer is designed to change the components of our capital, although it will not increase total capital...

Per Share Tangible Book Value Vs. Stock Price Historical TBV Per Share Vs. Stock Price After trading at a premium to TBV per share, the stock has more recently been trading at a discount As of June 30th, TBV per share was $2.68, as compared to a market price of $2.20

Business & Strategy

US Restructuring: Focus on core community banking, exiting most non-traditional businesses All restructuring efforts at BPNA expected to generate approx. $50 million in recurrent annual cost savings. FTES at BPNA down 455 from 2,147 at Q1 2008 to 1,692 at Q1 2009 FTEs at E-LOAN down 221 from 342 at Q1 2009 to 121 at Q1 2009 Consolidation of U.S. bank footprint, concentrating resources among high-performing branches U.S. branch network entails reduction of approx. 40 branches Focus on core or branch-based banking businesses that generate deposits and fee income Exited wholesale subprime mortgage origination business Assets held by discontinued operations as of Q1 2009 consisted of $7 million in loans measured at fair value with an unpaid principal balance of $58 million Sold $2.8Bn in subprime loans and service-related assets Exited consumer finance business, origination of non-conventional mortgages, equipment leasing, business loan to professionals, multifamily lending, mixed-used commercial loans and credit cards Existing portfolios of exited businesses in runoff mode Ceased all lending originations at E-LOAN Recognized full goodwill and intangibles assets write-off Developed deposit platform with $1.5Bn in balances; all operational and support functions being transferred to BPNA and EVERTEC From 158 branches as of 12/06 to 2 branches as of 12/08 From 930 FTEs as of 12/07 to 99 as of 3/31/09 From 771 FTEs as of 10/08 to 121 as of 3/09 From 2,147 FTEs as of 3/08 to 1,692 as of 3/09

Leveraging existing product offering and processing infrastructure to service other financial institutions and enter new markets Continuous improvement of quality levels Enhance competitiveness of ATH network Invest significantly in new technology developments Offices in 8 countries, servicing customers in 16 countries 1,766 FTEs Over 1.1 billion transactions processed 5,096 ATMs and 95,617 POS throughout Puerto Rico, United States and Latin America $262.5 million in revenues(1) 21.2% ROE (1) Includes $7.7MM gain on VISA shares Financials EVERTEC Develop EVERTEC as a full service 3rd party processing provider with a strong presence in the Caribbean and Latin America Processing Strategy Main Initiatives Source: Popular Inc Annual Report 2008; data as of December 31, 2008

Banking Operations Non-Banking Operations Leading financial institution in the Caribbean with 179 Branches in Puerto Rico, 8 in the Virgin Islands and 62 non-banking offices throughout P.R. and Virgin Islands Approximately 1.4 million clients 6,244 full time equivalent employees (FTEs) 605 ATM and 27,162 POS throughout PR & VI $25.9Bn Total Assets $16.0Bn Total Loans (22.66% market share1) $18.4Bn Total Deposits (37.32% market share1) 2 Offices 7 Offices 9 Offices Source: Popular Inc Annual Report 2008; data as of December 31, 2008 12 Offices 32 Mortgage Centers Banco Popular de Puerto Rico 2 2 Consolidated with Banco Popular retail banking operations in 2008 Market share data based on regulatory reports from the Commissioner of Financial Institutions of Puerto Rico. Total deposits net of brokered deposits 1

Q&A

Notice Popular, Inc. has filed a registration statement (including a preliminary prospectus and related exchange offer materials) with the SEC for the exchange offer to which this communication relates. This registration statement has not yet become effective. The preliminary prospectus and related exchange offer materials are being sent to holders of the Preferred Stock and the Trust Preferred Securities. You may obtain these documents for free by visiting EDGAR on the SEC's Web site at www.sec.gov. The complete terms and conditions of the exchange offer are set forth in the preliminary prospectus and the related letters of transmittal, copies of which will be available at www.popularinc.com/exchangeoffer and from Global Bondholder Services Corporation, the information agent, at (866) 540-1500. This presentation is not an offer to sell or purchase or an offer to exchange or a solicitation of acceptance of an offer to sell or purchase or offer to exchange, which may be made only pursuant to the terms of the preliminary prospectus and related letter of transmittal, as applicable.

2Q 2009 Results & Strategic Update July 21, 2009